EXHIBIT 7.1


                                           1998    1999    2000    2001    2002
                                          ------  ------  ------  ------  ------
Ratio of earnings to fixed charges         11.7   (19.3)   15.5     25     36.7
For the Group with estimated material
adjustments to accord with US GAAP


For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges (excluding capitalised interest). Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor. The comparative figures have been restated from those previously disclosed to reflect the reclassification of the operations of Specialties and Agrochemicals as discontinued.